Exhibit 99	Press Release

T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS

Assets Under Management Total $212 Billion; Diluted Earnings Per Share up almost 22%

BALTIMORE (October 26, 2004) — T. Rowe Price Group, Inc. (Nasdaq: TROW) today reported its 2004 third quarter results, including record quarterly net revenues of $316 million, net income of $82.5 million, and diluted earnings per share of $.62. Comparatively, the reported results versus the third quarter of 2003 represent a 22% increase in net revenues from $258 million, a 25% increase in net income from $66 million, and nearly a 22% increase in diluted earnings per share from $.51. Assets under management increased to a record of $212.0 billion at September 30, 2004, up 2.5% from $206.8 billion at the end of June 2004 and up 25.5% from $168.9 billion at September 30, 2003.

For the first nine months of 2004, year-to-date results include net revenues of nearly $932 million, net income of $240 million, and diluted earnings per share of $1.80, all records for the first nine months of a year.

Financial Highlights

Investment advisory revenues were up 24% or $49.5 million in the third quarter of 2004 versus the 2003 quarter. Increased assets under management was the primary cause of the change as average mutual fund assets under management exceeded $126 billion, nearly $23 billion higher than the $103 billion average of the third quarter of 2003. Average assets in other managed portfolios were $78.4 billion in the third quarter of 2004, up $15.4 billion versus the average of $63.0 billion in the 2003 quarter.

The $212 billion of assets under management at September 30, 2004 include $130.3 billion in the T. Rowe Price mutual funds distributed in the United States and $81.7 billion in other managed portfolios consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds which are offered to non-U.S. investors, and variable annuity portfolios. The $5.2 billion increase in assets under management from $206.8 billion at June 30, 2004 includes $5.8 billion of net investor inflows, with almost $2.8 billion added to the mutual funds and more than $3.0 billion to other managed portfolios, and net market depreciation during the third quarter of nearly $600 million. When added to the first half of 2004, net cash flows total $16.4 billion for the year-to-date period, with $9.3 billion into the mutual funds and $7.1 billion into the other managed investment portfolios. Assets under management have increased 11.6% from the beginning of 2004, including 8.6% from net cash flows during the first nine months of 2004.

Mutual fund net inflows in the 2004 third quarter were supported broadly by the individual direct, defined contribution retirement plans, and financial intermediary channels, and were concentrated in the U.S. domestic stock mutual funds with over 75% of the total going to the Growth Stock, Equity Income, Mid-Cap Value and Capital Appreciation funds, each rated either four or five stars by Morningstar. Strong net cash inflows into other managed portfolios resulted from increased investment activity through financial intermediaries in the United States and Japan, and from institutional investors in Australia and Europe.

Operating expenses in the third quarter of 2004 increased $32.6 million from the previous year’s quarter to $185.3 million. Increases in compensation and related employment costs, in advertising and promotion costs, and in other operating expenses were the primary reasons for the change. On a sequential basis, operating expenses were up about $3.7 million from the second quarter of 2004, as increases in compensation costs were partially offset by reductions of other expenses, primarily advertising and promotion. At September 30, 2004, the firm employed more than 4,000 associates, up almost 7% since the beginning of the year to accommodate increased volume-related activities across the firm. The firm expects its advertising and promotion expenditures in the fourth quarter of 2004 will be up about 15% versus the comparable 2003 fourth quarter. The firm continues to monitor financial market conditions and will adjust its future advertising and promotion spending accordingly.

Chairman Commentary

George A. Roche, the company’s chairman and president, commented: “The firm’s investment advisory results relative to our peers remain very strong, with more than 81% of the T. Rowe Price funds and their share classes surpassing their Lipper averages on a total return basis for the one-, three-, and five-year periods ended September 30, 2004, and 78% outperforming the average for the 10-year period. In addition, 64% of our rated retail funds ended the quarter with an overall rating of four or five stars from Morningstar, compared with 32.5% for the overall industry.

“We continue to be encouraged by net cash inflows across our multiple distribution channels into our mutual funds and separate and sub-advised accounts. Our global expansion continues and investors outside the United States now account for more than 5% of our assets under management.”

In closing, Mr. Roche said: “The economy continues to grow and corporate earnings remain strong. Despite the headwinds of geopolitical uncertainty, concerns about rising interest rates, and higher energy prices, we expect the economy to improve at a moderate pace after the election, and we maintain a positive long-term outlook for the markets and our company.”

Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see “Forward-Looking Information” in Item 2 of the company’s Form 10-Q Report for the period ended June 30, 2004. The Form 10-Q report for the third quarter of 2004 will be filed shortly with the U.S. Securities and Exchange Commission and will include more complete information on the company’s interim financial results.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2003	9/30/2004	9/30/2003	9/30/2004
Revenues
Investment advisory fees	$205,176	$254,689	$553,461	$748,700
Administrative fees and other income	52,947	61,403	160,525	182,414
Investment income of savings bank subsidiary	977	944	2,908	2,870

Total revenues	259,100	317,036	716,894	933,984
Interest expense on savings bank deposits	832	808	2,446	2,433

Net revenues	258,268	316,228	714,448	931,551

Operating expenses
Compensation and related costs	97,441	117,955	283,931	340,819
Advertising and promotion	9,885	12,952	38,622	50,128
Depreciation and amortization of property and equipment	11,287	10,083	34,843	30,054
Occupancy and facility costs	15,285	16,968	46,791	49,151
Other operating expenses	18,840	27,356	55,471	79,610

	152,738	185,314	459,658	549,762

Net operating income	105,530	130,914	254,790	381,789

Other investment income	588	1,519	791	3,611
Other interest and credit facility expenses	332	93	1,312	893

Net non-operating income (expense)	256	1,426	(521)	2,718

Income before income taxes	105,786	132,340	254,269	384,507
Provision for income taxes	39,495	49,815	95,429	144,379

Net income	$66,291	$82,525	$158,840	$240,128

Earnings per share
Basic	$0.53	$0.65	$1.29	$1.89

Diluted	$0.51	$0.62	$1.25	$1.80

Dividends declared per share	$0.17	$0.19	$0.51	$0.57

Weighted average shares
Outstanding	124,013	127,429	122,993	126,836

Assuming dilution	130,072	133,305	127,495	133,531

Investment Advisory Revenues (in thousands)

	Three months ended		Nine months ended
	09/30/2003	09/30/2004	09/30/2003	09/30/2004
Sponsored mutual funds in the U.S.
Stock	$115,871	$148,295	$306,255	$436,990
Bond and money market	31,430	33,609	91,763	99,330

	147,301	181,904	398,018	536,320
Other portfolios	57,875	72,785	155,443	212,380

	$205,176	$254,689	$553,461	$748,700

Assets Under Management (in billions)
	Average during		Average during
	the third quarter		the first nine months

	2003	2004	2003	2004

Sponsored mutual funds in the U.S.
Stock	$75.1	$96.1	$67.3	$95.0
Bond and money market	28.4	30.0	28.0	29.7

	103.5	126.1	95.3	124.7
Other portfolios	63.0	78.4	57.9	76.6

	$166.5	$204.5	$153.2	$201.3

			12/31/2003	09/30/2004

Sponsored mutual funds in the U.S.
Stock			$88.4	$99.8
Bond and money market			29.1	30.5

			117.5	130.3
Other portfolios			72.5	81.7

			$190.0	$212.0

Equity securities			$135.5	$154.5
Debt securities			54.5	57.5

			$190.0	$212.0

Condensed Consolidated Cash Flows Information (in thousands)
			Nine months ended

			09/30/2003	09/30/2004

Cash provided by operating activities			$236,023	$343,598
Cash used in investing activities, including ($34,878) for additions to property and equipment in 2004			(29,218)	(45,632)
Cash used in financing activities, including stock options exercised of $45,207 and common shares repurchased of ($18,334) in 2004			(91,717)	(44,438)

Net increase in cash during the period			$115,088	$253,528

Condensed Consolidated Balance Sheet Information (in thousands)
			12/31/2003	09/30/2004

Cash and cash equivalents			$236,533	$490,061
Accounts receivable			121,295	140,361
Investments in sponsored mutual funds			162,283	178,947
Debt securities held by savings bank subsidiary			110,962	110,984
Property and equipment			201,094	205,682
Goodwill			665,692	665,692
Other assets			48,718	51,615

Total assets			1,546,577	1,843,342
Total liabilities, including savings bank deposits of $96,858 in 2004			217,497	276,872

Stockholders’ equity, 127,830,178 common shares outstanding in 2004, including net unrealized holding gains of $31,553 in 2004			$1,329,080	$1,566,470